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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 9 2004
WASH., D.C. 185

SECURITIE 04014399 ISSION
Washington, D.C. 20549

CM

1/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hill, Thompson, Magid & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, Suite 800
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Cooper — 201-434-6900 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Nancy J. Cooper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hill, Thompson, Magid & Co., Inc. for the year ended October 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

December 17, 2004

Signature

Chief Financial Officer

Title

Notary Public

ELIZABETH VECCHIONE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 27, 2005

HILL, THOMPSON, MAGID & CO., INC.
(S.E.C. I.D. No. 8-3761)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a Public document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hill, Thompson, Magid & Co., Inc.

We have audited the accompanying statement of financial condition of Hill, Thompson, Magid & Co., Inc. (the "Company") as of October 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hill, Thompson, Magid & Co., Inc. at October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 17, 2004

HILL, THOMPSON, MAGID & CO., INC.

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2004
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 19,987
Cash and securities segregated under federal regulations	200
Receivables from brokers, dealers and others	6,788
Securities owned, at market value	16,972
Fixed assets, at cost, net of accumulated depreciation and amortization $2,629	509
Other assets	622
TOTAL	$ 45,078

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers and others	$ 1,257
Securities sold, but not yet purchased, at market value	3,399
Payable to affiliates	6,664
Other accrued expenses	3,192
Total liabilities	14,512
STOCKHOLDER'S EQUITY:	
Common stock ($1 par value, 200 shares authorized, issued and outstanding)	
Retained earnings	30,566
Total stockholder's equity	30,566
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 45,078

See notes to statement of financial condition.

1. OWNERSHIP AND NATURE OF BUSINESS

Hill, Thompson, Magid & Co., Inc. (the "Company"), an over-the-counter trading firm headquartered in New Jersey, is engaged primarily in wholesale market making in various equity securities and is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD").

The Company is a member of the Hill Thompson Group of companies, which is ultimately a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent, in turn, is owned by RBC Holdings (USA), Inc. ("RBC Holdings"), which is ultimately a wholly-owned subsidiary of Royal Bank of Canada ("RBC").

The Company clears all proprietary securities transactions on a self-clearing basis and its customer transactions on a fully disclosed basis through Pershing, a BNY Securities Group Co.

Effective November 1, 2003, the Company merged its one hundred percent interest in Hill Thompson Magid, L.P. (the "Partnership") into itself, dissolving the Partnership pursuant to applicable state law. At that time, the broker and dealer registration succeeded to the Company from the Partnership. The transfer of the broker dealer registration did not change the ultimate ownership or control of the registered broker and dealer. All of the officers and control persons relating to the registered broker and dealer remained the same. The impact of the transfer on the registered broker and dealer was to increase stockholders' equity approximately $1,445 and to increase regulatory net capital, as defined, approximately $400 which reflected the net assets of the Company prior to the transfer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents consist of money market instruments and short-term interest bearing investments with initial maturities of three months or less.

Securities Transactions—Proprietary securities transactions and related revenues and expenses are recognized on a trade date basis as if they have settled.

Securities owned and securities sold, not yet purchased, are stated at fair value. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Securities owned and securities sold, not yet purchased, consist of equity securities. Securities not readily marketable approximate $1,308 and consist of equity securities for which there is no market on a securities exchange or no independently quoted price and no other market makers in the securities. These securities are valued using estimated fair value as determined by management.

Depreciation and Amortization—Fixed assets are stated at cost, net of accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease.

Exchange Memberships—Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Income Taxes—The Company is included in the consolidated income tax returns of RBC Holdings. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at each year end, using the tax rate expected to exist when the temporary difference reverses.

Fair Value of Financial Instruments— Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Use of Estimates— The Company has made estimates and assumptions in reporting certain assets and liabilities (including trading assets and liabilities and legal issues) and the disclosure of contingent liabilities in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND OTHERS

	October 31, 2004 (in Thousands)
Receivables from brokers, dealers and others:	
Securities failed to deliver	$ 751
Clearing organizations	6,037
	$ 6,788
Payable to brokers, dealers, and others:	
Securities failed to receive	$ 622
Clearing organizations	635
	$ 1,257

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company or its counter-parties subsequent to settlement date.

Receivables from brokers, dealers, and others include cash deposits with the clearing organizations in the total amount of $3,010.

The Company conducts business with brokers and dealers that are members of the major securities exchanges and are registered brokers and dealers. The Corporation monitors the credit standing of such

brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirement of the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the minimum net capital be equal to the greater of $1,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At October 31, 2004, the Company had net capital of $25,002, which exceeded the minimum requirement by $24,002.

At October 31, 2004, the Company had $200 in cash, segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the reserve formula requirements of Rule 15c3-3.

Proprietary accounts held at Pershing are considered allowable assets in the net capital computation pursuant to an agreement between the Company and Pershing which requires, among other things, for Pershing to perform a computation for PAIB assets similar to the customer reserve computation as set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

5. COMMITMENTS AND CONTINGENT LIABILITIES

Leases—The Company leases office space and various types of equipment under non-cancelable operating leases varying in length from one to four years, with certain renewal options for like terms.

At October 31, 2004, the Company's future minimum rental commitments based upon the terms (including escalation costs) under non-cancelable leases are as follows:

Year Ending in October		
2005	$	464
2006		451
2007		167
2008		4
Total lease commitments	$	1,086

Litigation—The Company is a defendant in legal actions primarily relating to its broker-dealer activities. While the outcome of these legal actions is uncertain, management believes, based in part upon consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on the financial position or results of operations of the Company.

Exchange Memberships—The Company is a member of several exchanges and clearinghouses. Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet short falls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability und these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded for these arrangements at October 31, 2004

Other Commitments—In the normal course of business, the Company enters into when-issued transactions. Transactions relating to such commitments that were open at October 31, 2004 and subsequently settled, had no material impact on the financial statements as of that date.

6. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker-dealer, clears all of its customers' transactions on a fully disclosed basis with a clearing broker and promptly transmits all funds and securities to the clearing broker. The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At October 31, 2004, there were no amounts to be indemnified to the clearing broker for these customer accounts.

The Company is a market maker in a number of securities and in this capacity may have significant positions in its inventory or be required to purchase significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Company, as part of its normal market-making activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. At October 31, 2004, the Company has recorded these obligations in the financial statement at fair value.

The Company enters into various transactions involving securities purchased and sold on a when-issued basis. These derivative financial instruments are entered into for trading purposes and provide for the delayed delivery of the underlying instrument. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

7. RELATED PARTY TRANSACTIONS

The Company receives various services from its Parent and affiliates, including payroll, accounts payable processing (including rental payments and other obligations) and employee benefits. The Company reimburses the Parent and affiliates based upon these charges and expenditures. The payable to affiliates balance at October 31, 2004 included tax payable of $5,005 to the Company's Parent.

8. BENEFIT PLANS

The employees of the Company participate in the 401(k) plan sponsored by the Parent (the "RBC Plan").

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 17, 2004

To the Board of Directors and Stockholder of
Hill, Thompson, Magid & Co., Inc.

In planning and performing our audit of the financial statements of Hill Thompson, Magid, & Co., Inc. (the "Company") for the year ended October 31, 2004, on which we issued our report dated December 17, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP